

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2020

David A. Hager
President and Chief Executive Officer
Devon Energy Corporation
333 W. Sheridan Ave.
Oklahoma City, OK 73102-5015

      Re: Devon Energy Corporation
           Registration Statement on Form S-4
           Filed November 5, 2020
           File No. 333-249859

Dear Mr. Hager:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

The Merger
Recommendation of the WPX Board and its Reasons for the Merger, page 73

1.   Disclosure in this section states that the WPX Board considered the implementation of a "Fixed Plus Variable" dividend strategy in recommending that WPX stockholders vote for the Merger Proposal. We also note Devon Energy's Form 10-Q for the quarterly period ended September 30, 2020 states that upon closing of the Merger it intends to implement a fixed plus variable dividend strategy, with variable dividends up to 50% of excess quarterly free cash, subject to certain criteria. Please expand your disclosure to discuss the criteria for the payment of the variable dividend and clarify how you expect the combined company to compute "excess free cash flow" in determining such variable dividend.

<u>General</u>

2.   Please be advised that we will not be in a position to declare this registration statement effective until you have resolved all comments on your Exchange Act reports. Please refer to the comment letter dated November 16, 2020 regarding your annual report on Form 10-K for the fiscal year ended December 31, 2019.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Eric Otness